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                                                                    EXHIBIT 99.2
RNS Number:6565F
Bright Station PLC
21 June 2001

Smartlogik Iberia launched with $500,000 order from Germinus

London 21 June 2001: Smartlogik, a leader in customized information discovery solutions and core business of Bright Station plc (LSE: BSN; NASDAQ:
BSTN),today announces a $500,000 order from Germinus, a leading Spanish provider of business solutions for the telecommunications, electronics and media sectors, and the formation of Smartlogik Iberia. Germinus has been appointed as Master Reseller of Smartlogik in the Spanish and Portuguese markets.

Germinus will not only offer Smartlogik's muscatstructure(TM), muscatdiscovery(TM), and muscattoolbox(TM) as stand alone information retrieval solutions to organisations throughout Spain and Portugal, but the Smartlogik solutions will also be used as integral components of Germinus' ASP offering, Xscala. Xscala is a comprehensive infrastructure solution for Application Service Providers that incorporates Sun hardware, Sybase database applications, Smartlogik information retrieval technologies within Germinus' own ASP management software.

Stephen Hill, Chief Executive of Smartlogik, said:

"The Germinus partnership is very exciting for us. It extends our reach into Southern Europe, helping us to open up the Business Intelligence market for Smartlogik. This is an excellent example of our strategic partnership programme
- a core element of Smartlogik's growth strategy - at work."

Vicente Martinez, Chief Executive Officer of Germinus said:

"The Business Intelligence arena is going through a period of explosive growth and we recognised that we needed to extend our solution in order to capitalise on the market opportunities. We researched other companies but it became clear very quickly that Smartlogik's technology is way ahead of its competitors. Smartlogik is known for its excellence in artificial intelligence as well as people expertise. The ease of use and tailorability of the software enables us to provide the bespoke solutions our customers demand."

                                   - Ends -

For further information, please contact:

Stephen Hill
Chief Executive, Smartlogik                               020 7930 6900

Campbell Macpherson
Marketing Director, Smartlogik                            020 7930 6900

John Olsen/Tom Leatherbarrow
Hogarth Partnership (for Bright Station / Smartlogik)     020 7357 9477
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Notes to Editor

Smartlogik (www.smartlogik.com)

Smartlogik is a leading provider of customized information retrieval solutions, enabling organizations to exploit the full business value of their information assets.

Unlike many competitive offerings, Smartlogik's latest generation search and categorisation software is tailored to meet the unique requirements of each customer, thus providing organizations with search results that are far more accurate and precise.

Smartlogik operates a multi-channel strategy consisting of a direct sales force, a Strategic Partners program, a Value Added Reseller program and a consultancy arm.

Smartlogik customers include Ananova, the Bank of England, BBC, the British Library, the Daily Telegraph, Dialog, the Department of Trade and Industry
(DTI), Fortune City, Hansard, the Lafferty Group. Legal and General, Yellow Pages, the Danish Foreign Ministry and the World Conservation Monitoring Centre.

Smartlogik strategic partners include IBM, Sun, Horizon Open Systems, iCore, Norcontrol and Germinus.

Smartlogik's unique searching and categorisation technologies originate from two different sources:

The search technology, muscatdiscovery, stemmed from Dr Martin Porter's work with a special research team at Cambridge University. This team investigated new information retrieval paradigms and included fellow information retrieval experts Professor Keith Van Rijsbergen and Professor Stephen Robertson. The techniques developed by the team moved beyond traditional keyword matching towards a pure probabilistic information retrieval model based on contextual analysis of language.

The indexing technology, muscatstructure, originated from the need to search across multiple sources of information. MAID, an information processing pioneer, developed the tool for categorising terabytes of information. This technology is currently employed by Thompson Corporation to service the information needs of 20,000+ organisations.

Germinus (www.germinus.com)

Germinus is a Spanish business group belonging to the new technology sector. Germinus provides business solutions for the telecommunications, electronics and media sectors. Three key companies form the Germinus Group: Germinus Solutions, professional services; Xcala, an ASP Platform and Tecnipublicaciones, the content provider.

The group's core activity is in developing innovative projects helping them to
become profitable businesses.   The company's philosophy combines three main
principles: maximum development in the area of technology, innovative services and a combination of online and offline business projects. Germinus seeks to become the leader in the development of businesses based in last generation technologies.
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Since its formation, the Germinus Group has given great emphasis to business innovation and the use of technology. The company develops the necessary technology to offer the most advanced applications in CRM, billing, voice navigation, artificial intelligence and transaction tools. Furthermore, the group boasts a team of professionals able to offer platform design services for fixed and mobile phone network operators (from network deployment to the design and implementation of the architecture of services).

The Germinus Group's long term strategy is to continue to broaden its portfolio of products and services. Working with a technology partner such as Smartlogik, Germinus is able to offer a wide range of solutions to companies wishing to capitalise on a business intelligence strategy.


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